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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           JEVIC TRANSPORTATION, INC.
                           (NAME OF SUBJECT COMPANY)

                             JPF ACQUISITION CORP.
                               YELLOW CORPORATION
                                   (BIDDERS)
                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   47719P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                          WILLIAM F. MARTIN, JR., ESQ.
                             SENIOR VICE PRESIDENT
                               YELLOW CORPORATION
                                 P.O. BOX 7563
                                10990 ROE AVENUE
                          OVERLAND PARK, KANSAS 66211
                           TELEPHONE: (913) 696-6100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                             W. LESLIE DUFFY, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                         NEW YORK, NEW YORK 10005-1702
                           TELEPHONE: (212) 701-3000

                           CALCULATION OF FILING FEE
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
TRANSACTION VALUATION*   AMOUNT OF FILING FEE**
----------------------   ----------------------
   $172,170,642.00             $34,434.13

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 5,739,544 outstanding Class A Common Shares at a purchase price of $14.00 per Class A Common Share and an aggregate of 6,558,359 Common Shares consisting of 4,994,303 outstanding Common Shares and 1,564,056 Common Shares issuable upon exercise of options at a purchase price of $14.00 per Common Share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:    None
Form or Registration No.:  Not Applicable
Filing Party:              Not Applicable
Date Filed:                Not Applicable

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

                                 SCHEDULE 14D-1

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           Yellow Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS
           I.R.S. No. 48-0948788
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions) (a) [ ] (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS (See Instructions) BK, WC
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0*
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (See Instructions) [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (See Instructions) HC and CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

---------------------------------------------------------------------------

  1        NAMES OF REPORTING PERSONS
           JPF Acquisition Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS
           I.R.S. No. NA
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions) (a) [ ] (b) [X]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS (See Instructions) AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0*
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (See Instructions) [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (See Instructions) CO
---------------------------------------------------------------------------

* On June 6, 1999, Yellow Corporation ("Parent"), JPF Acquisition Corp. (the "Purchaser"), and each holder of Class A Common Shares (each, a "Class A Common Shareholder" and, together, the "Class A

Common Shareholders") entered into a Tender and Voting Agreement (the "Tender and Voting Agreement") pursuant to which, under certain circumstances set forth therein, the Class A Common Shareholders have agreed to tender 5,701,794 Class A
  Common Shares in the aggregate in the Offer. The Tender and Voting Agreement is described in more detail in Section 10 of the Offer to Purchase dated June 9, 1999, attached hereto as Exhibit (a)(1). The Tender and Voting Agreement is attached hereto as Exhibit (c)(1).


     This Amendment No. 1 amends and supplements the Schedule 14D-1 Tender Offer Statement and Schedule 13D (the "Statement") relating to the offer by JPF Acquisition Corp., a New Jersey corporation (the "Purchaser"), and a wholly owned subsidiary of Yellow Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Class A Common Stock, no par value (the "Class A Common Shares"), and all outstanding shares of Common Stock, no par value (the "Common Shares" and, together with the Class A Common Shares, the "Shares"), of Jevic Transportation, Inc., a New Jersey corporation (the "Company"), at a price of $14.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). All capitalized terms not defined herein have the meanings given to them in the Statement.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.


     Item 5 of the Statement is hereby amended and supplemented as follows:



          On June 21, 1999, Parent and the Purchaser received notice of early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer. The expiration of termination of all waiting periods under the HSR Act is a condition to the Offer, and such condition has now been satisfied.


ITEM 10. ADDITIONAL INFORMATION.


     Item 10(b) and (c) of the Statement is hereby amended and supplemented as follows:



          The information provided in this Amendment No. 1 under Item 5 is incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          JPF ACQUISITION CORP.


                                          By:  /s/ WILLIAM F. MARTIN, JR.

                                            ------------------------------------
                                            Name: William F. Martin, Jr.
                                            Title: Vice President

                                          YELLOW CORPORATION


                                          By:  /s/ WILLIAM F. MARTIN, JR.

                                            ------------------------------------
                                            Name: William F. Martin, Jr.
                                            Title: Senior Vice President


Dated: June 25, 1999

                                 EXHIBIT INDEX


EXHIBIT                                                                      SEQUENTIAL
  NO.                                  DESCRIPTION                           PAGE NUMBER
-------                                -----------                           -----------
(a)(1)    --   Offer to Purchase dated June 9, 1999.
(a)(2)    --   Letter of Transmittal.
(a)(3)    --   Notice of Guaranteed Delivery.
(a)(4)    --   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(5)    --   Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(6)    --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(7)    --   Text of Press Release issued by Parent on June 7, 1999.
(a)(8)    --   Form of Summary Advertisement dated June 9, 1999.
(b)(1)    --   Revolving Credit Agreement, dated as of September 24, 1997.
(b)(2)    --   Receivables Purchase Agreement, dated as of August 2, 1996.
(c)(1)    --   Tender and Voting Agreement among Parent, the Purchaser and the Class A Common Shareholders dated June 6, 1999.
(c)(2)    --   Agreement and Plan of Merger among Parent, the Purchaser and the Company dated June 6, 1999.
(c)(3)    --   Employment Agreement of Raymond M. Conlin.
(c)(4)    --   Employment Agreement of Brian J. Fitzpatrick.
(c)(5)    --   Employment Agreement of Paul J. Karvois.
(c)(6)    --   Employment Agreement of Joseph A. Librizzi.
(c)(7)    --   Amended and Restated Severance Agreement of Raymond M.
               Conlin.
(c)(8)    --   Amended and Restated Severance Agreement of Brian J.
               Fitzpatrick.
(c)(9)    --   Amended and Restated Severance Agreement of Paul J. Karvois.
(c)(10)   --   Amended and Restated Severance Agreement of Joseph A.
               Librizzi.
(c)(11)   --   Confidentiality Agreement between Parent and the Company
               dated December 22, 1998.
(d)       --   Not applicable.
(e)       --   Not applicable.
(f)       --   Not applicable.


---------------

All exhibits previously filed.


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